FRAN STOLLER Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

May 5, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-166351

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-166351) (together, the “Registration Statement”).

Amendment No. 1 is being filed to respond to the comment set forth in the Staff’s letter dated May 4, 2010 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1 , we have restated and responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1 .

Comment Number	Response

Selling Stockholders, page 38

1.	Please expand the presentation in this section to include a discussion of the private placement(s) in which the shares to be sold were issued.

The disclosure under the heading “Selling Stockholders” on page 38 of Amendment No. 1 has been expanded to include a discussion of the December 2007 and December 2009 private placements in which the shares being registered for resale were issued.

Jeffrey P. Riedler

May 5, 2010

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Michael Kistler at (212) 407-4826.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner